Final Term Sheet
Filed Pursuant to Rule 433
Registration No. 333-161798
September 9, 2009
THE TIMKEN COMPANY
Pricing Term Sheet

Issuer:	The Timken Company
Size:	$250,000,000
Maturity:	September 15, 2014
Coupon:	6.000%
Price:	99.863% of face amount
Yield to maturity:	6.032%
Spread to Benchmark Treasury:	3.625%
Benchmark Treasury:	2.375% due August 31, 2014
Benchmark Treasury Price and Yield:	99-27 1/4 / 2.407%
Interest Payment Dates:	March 15 and September 15, commencing
March 15, 2010

Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 50 basis points
Settlement:	T+3; September 14, 2009
CUSIP:	887389AG9
Ratings*:	Moody’s: Baa3 (stable outlook) S&P: BBB- (stable outlook)
Bookrunners:	J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Banc of America Securities LLC toll-free at 1-800-294-1322.